Filed by Turin Networks, Inc. Pursuant to Rule 425

Under the Securities Exchange Act of 1934

And Deemed Filed Pursuant to Rule 14a-12

Subject Company: Carrier Access Corporation

Commission File No. 000-24597

The following is a press release issued by Turin Networks, Inc. relating to the proposed merger between Turin Networks, Inc. and Carrier Access pursuant to the terms of an Agreement and Plan of Merger dated as of December 15, 2007.

Turin Networks to Acquire Carrier Access

Acquisition Positions Turin as Major Provider of Wireless Access, Backhaul and

Converged Network Solutions

Petaluma, CA and Boulder, CO – December 17th, 2007 – Turin Networks, Inc., and Carrier Access Corporation (NASDAQ: CACS) today announced a definitive agreement for Turin Networks to acquire Carrier Access for approximately $92.7 million in cash subject to certain adjustments. The addition of Carrier Access’ broad portfolio of wireless backhaul and converged access products extends Turin’s suite of iConnect™-based solutions to the service provider edge.

Under the terms of the agreement, stockholders will receive $2.60 for each outstanding share of Carrier Access’ common stock, subject to adjustment. This represents a premium of 14.7% over Carrier Access’ 20 day average stock price of $2.27 through December 14th, 2007. The purchase price is subject to adjustment in the event that Carrier Access has less than $63 million in “closing cash,” as defined in the definitive agreement.

“The driver for Turin’s significant growth over the past year has been carriers’ increasing infrastructure investments to accommodate wireless data traffic and expanded Ethernet service offerings”, said Henry Wasik, chief executive officer of Turin Networks. “This led us to pursue strategic expansion opportunities that complement our growth drivers and provide our customers with enhanced value. The Carrier Access acquisition leverages our strengths in wireless, as well as converged IP networks, and enables Turin to offer comprehensive solutions that extend to the edge of the service provider network.”

The acquisition of Carrier Access by Turin Networks will benefit the customers of both companies. The combination of the two companies creates a powerful, unified solution for mobile backhaul, fixed mobile convergence, and converged business service delivery, and adds strategic technologies such as pseudowires, VoIP, and access routing to the portfolio, accelerating Turin’s growth and time to market. The benefits of increased scale will also elevate the company’s ability to innovate – providing the capacity to develop new products that expand upon the existing portfolio of solutions.

Carrier Access, with facilities in Boulder, Colorado and Shanghai, China, has a base of over 100 customers which includes major Tier 1 wireless and wireline carriers, cable operators, enterprises and government agencies. The Carrier Access product portfolio includes solutions that span the wireless backhaul network from the cell-site to the network edge, as well as converged access technologies that enable service providers and enterprise customers to deliver carrier-quality IP voice and data services.

“We believe that this transaction is beneficial to Carrier Access stockholders, employees and to the respective customers of both companies. Turin is a good cultural fit for Carrier Access employees,” said Allen Snyder, president and chief executive officer of Carrier Access. “The combined company will have the scale to accelerate Turin’s position as a leader in the telecommunications industry. Turin’s and Carrier Access’ combined product portfolio, broad customer base and expertise are ingredients for success in the marketplace.”

Additional Information Regarding the Acquisition

The definitive agreement has been unanimously approved by the boards of directors of both Turin Networks and Carrier Access. The transaction is subject to the approval of Carrier Access stockholders and certain other customary closing conditions. The directors and executive officers of Carrier Access have agreed to vote their shares, which constitute 38.3% of the outstanding common stock of Carrier Access, in favor of the transaction. The transaction is expected to close in the first calendar quarter of 2008 and is intended to be treated as a taxable purchase of the securities of Carrier Access.

The Turin Networks board was advised by Deutsche Bank and the Carrier Access board was advised by Jefferies Broadview.

About Turin Networks

Turin Networks Inc. is a global provider of metro transport and switching solutions for wireline, wireless, MSO and private networks. Turin’s iConnect™-based solutions facilitate migration to end-to-end Carrier Ethernet over any media for all types of network operators. Turin’s products have been deployed by more than 300 customers worldwide to increase revenue through expanded optical network capacity and efficient delivery of new Ethernet/IP-based services. Turin is headquartered in Petaluma, California with R&D facilities in Petaluma, Dallas and Boston, and sales offices throughout the world. For more information, visit www.turinnetworks.com or call 707-665-4400.

About Carrier Access

Carrier Access (NASDAQ: CACS) provides consolidated access technology designed to streamline the communication network operations of wireless and wireline carriers, cable operators, enterprises and government agencies. Carrier Access products enable customers to consolidate and upgrade access capacity and implement converged IP services, while lowering costs and accelerating service revenue. Carrier Access' technologies help customers do more with less. For more information, visit www.carrieraccess.com or call 1-800-365-2593.

Additional Information and Where to Find It

In connection with the proposed transaction, Carrier Access will be filing a proxy statement and relevant documents concerning the transaction with the Securities and Exchange Commission (“SEC”). SECURITY HOLDERS OF CARRIER ACCESS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Investor Relations, Carrier Access, 5395 Pearl Parkway, Boulder, CO 80301 (Telephone: 303.442.5455). In addition, documents filed with the SEC by Carrier Access are available free of charge at the SEC's web site at www.sec.gov.

Carrier Access and its directors, executive officers and certain other members of its management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Carrier Access’ stockholders in connection with the transaction, which may be different than those of Carrier Access stockholders generally. Information regarding the interests of such directors and executive officers is included in Carrier Access’ proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and information concerning all of Carrier Access’ participants in the solicitation will be included in the proxy statement relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at http://www.sec.gov and from Investor Relations, Carrier Access, 5395 Pearl Parkway, Boulder, CO 80301 (Telephone: 303.442.5455).

Forward-Looking Statement Caution

This press release contains forward-looking statements, within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, concerning future financial and operating performance of the combined business, the timing of closing of the transaction, the potential adjustment of the per share price and other statements regarding the proposed merger. These forward-looking statements, which reflect the best judgment of Turin Networks’ and Carrier Access’ management based on factors currently known, are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the risk that Turin Networks’ and Carrier Access’ businesses will not be integrated successfully; costs related to the merger; failure of Carrier Access’ stockholders to approve the merger and the transactions related thereto; the satisfaction of closing conditions; the failure to retain key employees; economic and political conditions in the U.S. and abroad; the failure by the combined company to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting Turin Networks’ and Carrier Access’ businesses generally, including, with respect to Carrier Access, those factors discussed in its Annual Report on Form 10-K for the year ended December 31, 2006, Form 10-Q for the quarter ended September 30, 2007, and other documents periodically filed with the Securities and Exchange Commission. We do not undertake any obligation to revise or update any forward-looking statements, whether as a result of new information, future events, or otherwise.

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Media Contacts:

Kevin Wade	Debbie Layton
Director, Product Marketing	Director, Marketing Communications
Turin Networks, Inc.	Carrier Access Corporation
707.665.4509	303.218.5524
kwade@turinnetworks.com	dlayton@carrieraccess.com

Turin Networks, the Turin Networks logo, Traverse, TraverseEdge, Traverse PacketEdge, TransAccess and TransNav are trademarks of Turin Networks, Inc. or its affiliates in the U.S. and other countries.

Carrier Access and the Carrier Access logo are trademarks of Carrier Access Corporation in the U.S. and other countries.